Investor Presentation
August 9, 2010
Filed by Inergy, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Inergy Holdings, L.P.
Commission File No.: 001-34663

Forward Looking Statements
NYSE: NRGY, NRGP
Important Information For Investors And Unitholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and related transactions between Inergy, L.P. (“Inergy”) and Inergy Holdings, L.P. (“Holdings”) will be submitted to the unitholders of Holdings for their consideration.  Inergy will file with the
Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Holdings that also constitutes a prospectus of Inergy.
Inergy and Holdings also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF HOLDINGS ARE
URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY
AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
TRANSACTION.  Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about
Inergy and Holdings once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Inergy will be available free of charge on Inergy’s website at www.inergylp.com under the tab “Investor Relations” then select “Inergy, L.P.” or by contacting Inergy’s investor relations administrator at (816) 842-8181.  Copies of the documents filed with the SEC by Holdings will be available free of charge on Holdings’ website at www.inergylp.com under the tab “Investor Relations” then select “Inergy Holdings, L.P.” or by contacting Holdings’ investor relations administrator at (816) 842-8181.
Inergy, Holdings and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Holdings in connection with the proposed transaction.  Information about the directors and executive officers of Inergy is set forth in its Annual Report on Form 10-K for the fiscal year ended
September 30, 2009, which was filed with the SEC on November 30, 2009.  Information about the directors and executive officers of Holdings is set forth in its Annual Report on
Form 10-K for the fiscal year ended September 30, 2009, which was filed with the SEC on November 30, 2009.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Inergy’s and Holdings’ current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,”
“expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Inergy’s and Holdings’ expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Holdings unitholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Inergy and Holdings and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required Holdings unitholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, weather conditions; price and availability of propane, and the capacity to transport to market areas; the ability to pass the wholesale cost of propane through to customers; costs or difficulties related to the integration of the business of Inergy and its acquisition targets may be greater than expected; governmental legislation and regulations; local economic conditions; the demand for high deliverability natural gas storage capacity in the Northeast; the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels; Inergy’s ability to successfully implement its business plan for its natural gas storage facilities; labor relations; environmental claims; competition from the same and alternative energy sources; operating hazards and other risks incidental to transporting, storing and distributing propane; energy efficiency and technology trends; interest rates; the price and availability of debt and equity financing; and large customer defaults.
Inergy and Holdings caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Inergy’s and Holdings’
most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings.  All subsequent written and oral forward-looking statements concerning Inergy, Holdings, the proposed transaction or other matters and attributable to Inergy or Holdings or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Inergy nor Holdings undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Transaction Summary
The Boards of Directors of NRGY & NRGP have agreed to simplify their capital structure by merging the two partnerships in a tax-free, equity exchange
–
The merger is subject to approval by a majority of NRGP unitholders and is expected to close in 4Q 2010
–
Certain members of management have entered into support agreements in favor of the merger
–
Ownership of the managing general partner will remain unchanged
NRGP unitholders will receive 0.77 NRGY units in exchange for each NRGP unit
–
NRGY will issue approximately 47.7 million units to the owners of NRGP in exchange for its non-managing general partner’s economic interest, incentive distribution rights (“IDRs”) and ownership of two wholly-owned NRGP subsidiaries
–
Represents ~10% premium to NRGP unitholders based on a 20-trading day average closing price for both securities on August 3 rd
–
Approximately $27 million of NRGP debt will be assumed and repaid by NRGY
Certain members of management
(a)
have agreed to receive non-cash distribution paying, paid-in-
kind equity securities (“PIK Units”) in exchange for a portion of their NRGP units in lieu of common units
(b)
–
Represents approximately 11.6 million units or 24% of the total NRGY units issued
–
Holders of the PIK Units will receive additional PIK Units in lieu of cash distributions at PIK terms that favor NRGY unitholders for a period of 2 years
–
Expected to eliminate near term cash dilution to common unitholders
–
Demonstrates management’s long-term support for the merger and the company’s prospects for growth
The transaction is expected to be immediately neutral to NRGY’s distributed cash flow of $0.705 per unit ($2.82 annualized) and is expected to provide long-term accretion to unitholders
(c)
Upon completion of the merger, the NRGP unitholders will own approximately 44% of the combined entity, including management
(a)
ownership of approximately 28%
(d)
The NRGP director that does not currently serve on the NRGY Board of Directors will be invited to join the NRGY board
__________________
(a) Includes the participation of a founding investor in Inergy Holdings GP, LLC.
(b) See page 7 for further description of PIK Units.
(c) See page 8 for key transaction assumptions.
(d) As adjusted for the transaction, NRGY’s outstanding units total ~108.9 million.

Transaction Benefits
Accelerates Distribution Growth Potential
Cancellation of IDRs lowers NRGY’s cost of capital
Lower cost of capital enhances NRGY’s competitive position for acquisition opportunities and organic growth projects
Cancellation of IDRs and purchase of GP economic interest results in 100%
of economic return from capital expansion projects and acquisitions being paid to unitholders of NRGY
Equity transaction maintains NRGY’s balance sheet flexibility and liquidity
Streamlines Capital Structure
Attracts a broader investor base to a single, larger entity with increased public float and liquidity
Single entity simplifies the governance of NRGY which reduces the potential for conflicts
Improves transparency for investors’ benefit
Reduces G&A costs associated with two publicly traded entities

Inergy  Holdings, L.P.
& Affiliates
NYSE Symbol: NRGP
Inergy Holdings
GP , LLC
(Board of Directors)
Inergy  GP, LLC
Managing General Partner
(Board of Directors)
Inergy , L.P.
NYSE Symbol:  NRGY
Propane
Operating &
Other Subsidiaries
Midstream
Operating  &
Other Subsidiaries
Inergy
Finance Corp.
Public
Unitholders
Public
Unitholders
100% Member Interest 100% Member Interest 100% Ownership
Non-Economic Mgmt Rights
63.4% Limited Partner Interest
36.6% Limited Partner Interest
Non-Economic Mgmt Rights
7.1%  Limited Partner Interest
0.7% General Partner Interest
100% Incentive Distribution Rights
92.2% Limited Partner Interest
(a) Simplified.
(b) Includes the ownership of a certain founding investor in Inergy Holdings GP, LLC.
__________________
Management
(b)
Current Inergy Structure
(a)

Post-Transaction Structure
(a)
Inergy
GP, LLC
Managing General Partner
(Board of Directors)
Inergy , L.P.
& Affiliates
NYSE Symbol : NRGY
Propane
Operating &
Other Subsidiaries
Midstream
Operating  &
Other Subsidiaries
Inergy
Finance Corp.
Public
Unitholders
100% Member Interest 100% Ownership
28.3% Limited Partner Interest, including PIK Units
(c)
(PIK Units convertible to common units over a 2-year period)
Non-Economic Mgmt Rights 71.7% Limited Partner Interest
(a) Simplified.
(b) Includes the ownership of a certain founding investor in Inergy Holdings GP, LLC.
(c) Reflects pro forma ownership as of August 9, 2010. See page 7 for further description of PIK Units.
100% Member Interest
__________________
Management
(b)

PIK Unit Overview
Description
Approximately 40% of the original NRGP interests owned by management (a) are expected to be exchanged for PIK
Units at the same 0.77 exchange ratio as common unitholders
–
~ 11.6 million PIK Units will be issued, representing approximately 24% of the 47.7 million total NRGY units issued
PIK Units have been structured in a manner so that the recipients receive less value than the non-affiliated public unitholders of NRGP
–
PIK Units are non-transferable and will not be entitled to a cash distribution until converted into common units
–
The number of new PIK Units to be issued each quarter in lieu of cash distributions will be determined quarterly by dividing the then current annualized distribution by the greater of $41.6854 (b) , or by the 20-day NRGY VWAP ending on the 3 trading day prior to the applicable quarterly ex-dividend date—PIK terms that favor NRGY unitholders
PIK Units will automatically convert on a one-for-one basis to NRGY common units based upon the following schedule:
–
50% immediately following the payment of the first quarterly cash distribution on NRGY units after the first anniversary of the close of the transaction; and
–
50% immediately following the payment of the first quarterly cash distribution on NRGY units after the second anniversary of the close of the transaction
In support of the merger, certain members of management (a) have agreed to exchange a portion of their ownership in NRGP for PIK Units
Expected to eliminate near term cash dilution to NRGY common unitholders
Demonstrates management’s long-term support for the transaction to NRGY and NRGP unitholders
Overview & Rationale
__________________
rd
(a)
Includes the ownership of a certain founding investor in Inergy Holdings GP, LLC.
(b)
Represents the 20-trading day volume weighted average price (VWAP) ending on the 3    trading day prior to the announcement of the merger transaction.
rd

Key Assumptions
(a)
Base Case and Merger Transaction Assumptions
FY 2010 guidance range of $330-$340 million
FY 2011-2014 retail propane gallons and gross margins based on preliminary FY
2011 budget and remaining stable over forecast period
2011-2014 Base Case Midstream operations forecast includes the following capital deployed:
- Seneca Lake Acquisition
- Finger Lakes LPG Storage Project
- North-South Project
- Marc I Project
- Seneca Lake Gas Storage Expansion Project
Merger transaction assumes additional annual capital deployed of $375 million at an 8.8x EBITDA multiple
Merger transaction assumes repayment of NRGP’s current credit facility
(~$27mm) by NRGY
__________________
(a) This forecast is based on various forward-looking assumptions made by the management of of NRGY.  While management believes that these assumptions are reasonable, it can give no assurance that such results will materialize.  Please refer to our forward-looking statement discosure on page 2

Transaction Milestones
Announce definitive merger agreement and support agreement execution
Prepare and file with SEC proxy statement/registration statement
SEC review of proxy statement and registration statement
File definitive proxy/registration statement
NRGP Unitholder meeting
Transaction closing (expected close calendar Q4 2010)

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